Exhibit 107

Calculation of Filing Fee Table

Schedule TO

(Form Type)

Owl Rock Technology Income Corp.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$29,030,672	0.00927%	$2,691.14
Fees Previously Paid	$0.00		$0.00
Total Transaction Valuation	$29,030,672
Total Fees Due for Filing			$2,691.14
Total Fees Previously Paid			$0.00
Total Fee Offsets			$0.00
Net Fee Due			$2,691.14